UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Commission File No. 000-30082

MERUS LABS INTERNATIONAL INC.
(Translation of registrant's name into English)

100 Wellington St. West, Suite 2110 P.O. Box 151
Toronto, ON M5K 1H1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F [  ]      Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

SUBMITTED HEREWITH

Exhibits
99.1	Press Release dated December 14, 2016 - Merus Labs Reports Fiscal Q4 and 2016 Results
99.2	Merus Labs International Inc. Financial Statements for the Years Ended September 30, 2016 and 2015
99.3	Merus Labs International Inc. Management’s Discussion and Analysis for the Years Ended September 30, 2016 and 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2016

MERUS LABS INTERNATIONAL INC.

/s/ Michael Bumby
_________________________________________
Michael Bumby
Chief Financial Officer